Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811• Fax (403) 261-4818 Website: www.lukeenergy.com

For Immediate Release
Thursday, July 14, 2005

Press Release
Luke Energy Increases Production
and Acquires Oil Property

Calgary, Alberta - Luke Energy Ltd. announces that its current production has more than doubled from 1,216 boepd in the first quarter to over 2,700 boepd (93% gas).

Production Increase

At Marten Creek in northern Alberta, the Company’s new gas plant came onstream July 1st,  increasing gas production from this area to over 14 MMcfpd. Additional plant space is available and production rates are expected to further increase after the upcoming winter season’s multi-well drilling program.

Acquisition/Disposition

In other developments, the Company has recently acquired a major company’s 100% interest in a light oil property in the Three Hills area of central Alberta for $8.1 million. The property currently produces approximately 180 boepd and offers attractive upside for infill drilling and reactivation of a waterflood program. Luke Energy’s initial three well drilling program will commence in mid August. This acquisition gives Luke Energy greater exposure to light oil and provides a year-round operating area for the Company.

Luke Energy also announces that it has reached an agreement to sell its 55 boepd of production and undeveloped acreage in northeastern British Columbia for over $3 million. The deal is expected to close next week.

The effect of these transactions is to now focus the Company’s activities in northern, western and central Alberta. The Company’s main property is located at Marten Creek in northern Alberta which will be drilled this winter along with two exploratory prospects - Seal and Clear Prairie. In western Alberta the Company has acquired land on three 100% owned Dunvegan gas prospects with the first prospect to be drilled in the fourth quarter. The new Three Hills project in central Alberta completes the Company’s activity areas. Up to six wells are planned at Three Hills before year-end.

Outlook

With increasing production, the Company now projects 2005 cash flow of $18 million (49¢ per share) and earnings of $4 million (11¢ per share) assuming a gas price forecast of Cdn $7 per Mcf and an oil price of US $50 per bbl. Capital for the year is forecasted at $50 million with $21.5 million to be spent in the second half of this year.

Luke Energy is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contact:	Harold V. Pedersen, President & CEO
Phone: (403) 261-4811
Website: www.lukeenergy.com